Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bryn Mawr Bank Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Bryn Mawr Bank Corporation of our report dated June 26, 2007, with respect to the statement of net assets available for benefits of the Bryn Mawr Bank Corporation 401(K) Plan (formerly the Thrift and Savings Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, which report appears in the December 31, 2006, annual report on Form 11-K of the Bryn Mawr Bank Corporation 401(K) Plan (formerly the Thrift and Savings Plan).

June 26, 2007